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Washington, D.C. 20549

Re:	Icosavax, Inc.

Draft Registration Statement on Form S-1

Filed May 14, 2021

CIK No. 0001786255

Dear Mr. Campbell:

We are in receipt of the Staff’s letter dated June 14, 2021 with respect to the above-referenced confidential draft Registration Statement (the “Registration Statement”). We are responding to the Staff’s comments on behalf of Icosavax, Inc. (“Icosavax” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is confidentially submitting via EDGAR Amendment No. 1 to the draft Registration Statement (the “Amended Registration Statement”) responding to the Staff’s comments and updating the Registration Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amended Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.

We note your claim that RSV and hMPV are two of the “leading” causes of pneumonia. However, your disclosure on page 97 indicates that fewer than 20% of adults hospitalized with pneumonia had the RSV or hMPV pathogen and that three pathogens were more common. Please explain to us why it is appropriate to describe RSV and hMPV as “leading” causes of pneumonia in older adults or revise your disclosure.

Icosavax’s Response: The Company has revised the disclosure on pages 1, 3, 77, 93, 95 and 96 of the Amended Registration Statement in response to the Staff’s comment to refer to RSV and hMPV as “common” causes of pneumonia.

June 17, 2021

2.

You have provided expected dates for the beginning of clinical trials in instances where it is unclear whether you have completed clinical trials and/or submitted INDs. Please refrain from making predictions that assume successful preclinical trails and FDA approvals of INDs. Also, remove statements indicating when data is expected with respect to trials that have not yet started.

Icosavax’s Response: The Company has revised the disclosure on pages 1, 77 and 93 of the Amended Registration Statement in response to the Staff’s comment. The Company respectfully advises the Staff that given the initiation, or anticipated near-term initiation, of certain of its clinical trials, the Company believes it is appropriate to indicate when data is expected for such trials.

3.	Please explain the meaning of the term “bivalent” the first time it is used.

Icosavax’s Response: The Company has revised the disclosure on pages 1, 77 and 93 of the Amended Registration Statement in response to the Staff’s comment.

IVX-A12 (RSV-hMPV vaccine candidate), a bivalent combination of IVX-121 (RSV vaccine candidate) and IVX-241 (hMPV vaccine candidate), page 3

4.

We note your disclosure that you intend to submit an IND to the FDA for IVX-A12, a combination of IVX-121 and IVX-241, following completion of your clinical trial of IVX- 121 (assuming favorable results). Please revise here and in the Business section to disclose whether you have discussed this development plan with the FDA and, if so, whether you have received any feedback.

Please also revise to briefly discuss the potential for immunologic interference between your two product candidates that are anticipated to comprise IVX-A12, as discussed on page 15.

Icosavax’s Response: The Company has revised the disclosure on pages 3, 94 and 95 of the Amended Registration Statement in response to the Staff’s comment.

Our Programs, page 3

5.

Please revise the disclosure accompanying your pipeline chart to reflect your disclosure elsewhere in your prospectus that your product candidates and underlying technology are licensed from the University of Washington and NIH.

Icosavax’s Response: The Company has revised the disclosure on pages 3 and 94 of the Amended Registration Statement in response to the Staff’s comment.

6.

Please explain the current status of IVX-121. The footnote indicates that its development will transition to evaluation as part of IVX-A12, does this mean that you will not be developing IVX-121 as a standalone product candidate? Please also explain why it is not depicted as a solid line, as the other candidates are.

Icosavax’s Response: The Company has revised the disclosure on pages 3 and 94 of the Amended Registration Statement in response to the Staff’s comment to indicate that it does not plan to pursue IVX- 121 as a standalone candidate for RSV in older adults, and plans to transition development to the IVX-A12 bivalent RSV/HMPV candidate following Phase 1, and to depict IVX-121 as a solid line in the pipeline chart.

June 17, 2021

7.	We note you describe IVX-A12 as your “lead product candidate.” However, we note it is not the most advanced in terms of development. Please explain what makes it your “lead candidate.”

Icosavax’s Response: The Company has revised the disclosure on pages 1, 3, 15, 77, 93, 94 and 100 of the Amended Registration Statement in response to the Staff’s comment to remove references to “lead.”

SAR-CoV-2, page 3

8.

Please revise your disclosure in this section to disclose whether you have submitted an clinical trial application for IVX-411. Please also revise to reflect your disclosure on pages 20-21 and 108 indicating that SK Bioscience also has a license to develop product candidates based on the same UW VLP technology that you have licensed and has initiated a Phase 1 clinical trial in South Korea for a product candidate that is similar to IVX-411.

Icosavax’s Response: The Company has revised the disclosure on pages 4 and 95 of the Amended Registration Statement in response to the Staff’s comment to indicate that the Company initiated a Phase 1/2 clinical trial of IVX-411 in Australia in June 2021, SK Biosciences has licensed the same UW VLP technology for use in SARS-CoV-2 vaccines that the Company has licensed, and SK Biosciences has initiated a Phase 1/2 clinical trial in South Korea for a product candidate similar to IVX-411 and is also pursuing variant vaccine candidates.

Our Team and Investors, page 4

9.

We note that you identify various entities as investors in your company here and on page 91. However, certain of these entities do not appear to be among your principal stockholders as disclosed on page 156. If material, please expand your disclosure to describe the nature of each such entity’s investment in you and explain to us why including this information is appropriate. Please also explain in the response your plans to update investors about any changes these entities make with respect to their investments in your company.

Icosavax’s Response: The Company has revised the disclosure on pages 4 and 95 of the Amended Registration Statement in response to the Staff’s comment to identify only investors with 5% or greater ownership of the Company.

June 17, 2021

Implications of Being an Emerging Growth Company and a Smaller Reporting Company, page 6

10.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Icosavax’s Response: The Company acknowledges the Staff’s comment and will provide to the Staff on a supplemental basis under separate cover copies of all written materials that the Company, or anyone authorized to do so on the Company’s behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended. In the event the Company determines to present additional communications to potential investors in reliance on Section 5(d) of the Securities Act, it will provide the Staff with copies of such additional written materials on a supplemental basis.

Risk Factors

Intellectual property discovered through government funded programs may be subject to federal regulations such as march-in rights..., page 47

11.	Please revise this risk factor to disclose your product candidates and/or technology that are subject to march-in rights.

Icosavax’s Response: The Company has revised the disclosure on page 49 of the Amended Registration Statement in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Common Stock Valuation, page 86

12.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Icosavax’s Response: The Company acknowledges the Staff’s comment and will provide to the Staff on a supplemental basis the requested information with respect to the differences between recent valuations of the Company’s common stock leading up to the IPO and the estimated offering price range once an offering estimated price range has been determined.

Intellectual Property, page 112

13.	Please revise to disclose the jurisdictions of your foreign patents and patent applications.

Icosavax’s Response: The Company has revised the disclosure on page 118 of the Amended Registration Statement in response to the Staff’s comment.

June 17, 2021

License Agreement with respect to RSV and Other Pathogens, page 115

14.

Your disclosure at the bottom of page 115 states that you must meet a minimum royalty requirement in the “low to mid figures range” following commercialization. Please revise to provide more specificity.

Icosavax’s Response: The Company has revised the disclosure on page 121 of the Amended Registration Statement in response to the Staff’s comment.

Material Agreements, page 115

15.

Provisions providing the contracting party the right to terminate the agreement for failure to meet milestone events are material to investors. Please expand your descriptions of the license agreements in this section to disclose the required milestone events and the dates by which you are required to achieve them.

Please also revise to (i) disclose which of your product candidates are subject to the license agreements described in this section and (ii) quantify amounts paid to date under each license agreement.

Icosavax’s Response: The Company has revised the disclosure on pages 120-123 of the Amended Registration Statement in response to the Staff’s comment.

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Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-3962. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Matthew T. Bush

Matthew T. Bush
of LATHAM & WATKINS LLP

cc: Suzanne	Hayes, Securities and Exchange Commission

Julie Sherman, Securities and Exchange Commission

Brian Casio, Securities and Exchange Commission

Adam Simpson, Icosavax, Inc.

Cheston Larson, Latham & Watkins LLP

Christopher Geissinger, Latham & Watkins LLP

Lisa Firenze, Wilmer Cutler Pickering Hale and Dorr LLP

Jeffries Oliver-Li, Wilmer Cutler Pickering Hale and Dorr LLP